SECURITIES AND EXCHANGE
COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2.

(Amendment No.     )*

AYRO, INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

054748108

(CUSIP Number)

January 25, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No: 054748108
(1)	Names of Reporting Persons Iroquois Capital Management L.L.C.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(5)	Sole Voting Power 0

	(6)

Shared Voting Power
541,667 shares of Common Stock

564,498 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*
1,868 shares of Common Stock issuable upon conversion of Preferred Stock (See Item 4)*

	(7)	Sole Dispositive Power 0

	(8)

Shared Dispositive Power
541,667 shares of Common Stock

564,498 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*

1,868 shares of Common Stock issuable upon conversion of Preferred Stock (See Item 4)*

(9)

Aggregate Amount Beneficially Owned by Each Reporting Person
541,667 shares of Common Stock

564,498 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*
1,868 shares of Common Stock issuable upon conversion of Preferred Stock (See Item 4)*

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
(11)	Percent of Class Represented by Amount in Row (9) 3.7%
(12)	Type of Reporting Person (See Instructions) OO

* As more fully described in Item 4, certain Warrants and the Preferred Stock are subject to a 9.99% blocker (other than certain Warrants which are subject to a 4.99% blocker), and the percentage set forth in row (11) gives effect to such blockers. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such blockers. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No: 054748108
(1)	Names of Reporting Persons Richard Abbe
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	(5)

Sole Voting Power

1,125,000 shares of Common Stock

723,578 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*
963 shares of Common Stock issuable upon conversion of Preferred Stock (See Item 4)*

(6)

Shared Voting Power
541,667 shares of Common Stock

564,498 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*

1,868 shares of Common Stock issuable upon conversion of Preferred Stock (See Item 4)*

(7)

Sole Dispositive Power
1,125,000 shares of Common Stock

723,578 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*

963 shares of Common Stock issuable upon conversion of Preferred Stock (See Item 4)*

(8)

Shared Dispositive Power
541,667 shares of Common Stock

564,498 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*

1,868 shares of Common Stock issuable upon conversion of Preferred Stock (See Item 4)*

(9)

Aggregate Amount Beneficially Owned by Each Reporting Person
1,666,667 shares of Common Stock

1,288,076 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*

2,831 shares of Common Stock issuable upon conversion of Preferred Stock (See Item 4)*

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
(11)	Percent of Class Represented by Amount in Row (9) 8.3%
(12)	Type of Reporting Person (See Instructions) IN; HC

* As more fully described in Item 4, certain Warrants and the Preferred Stock are subject to a 9.99% blocker (other than certain Warrants which are subject to a 4.99% blocker), and the percentage set forth in row (11) gives effect to such blockers. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such blockers. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No: 054748108
(1)	Names of Reporting Persons Kimberly Page
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	(5)	Sole Voting Power 0

	(6)

Shared Voting Power
541,667 shares of Common Stock

564,498 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*

1,868 shares of Common Stock issuable upon conversion of Preferred Stock (See Item 4)*

	(7)	Sole Dispositive Power 0

	(8)

Shared Dispositive Power
541,667 shares of Common Stock

564,498 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*

1,868 shares of Common Stock issuable upon conversion of Preferred Stock (See Item 4)*

(9)

Aggregate Amount Beneficially Owned by Each Reporting Person
541,667 shares of Common Stock

564,498 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*

1,868 shares of Common Stock issuable upon conversion of Preferred Stock (See Item 4)*

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
(11)	Percent of Class Represented by Amount in Row (9) 3.7%
(12)	Type of Reporting Person (See Instructions) IN

* As more fully described in Item 4, certain Warrants and the Preferred Stock are subject to a 9.99% blocker (other than certain Warrants which are subject to a 4.99% blocker), and the percentage set forth in row (11) gives effect to such blockers. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such blockers. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No: 054748108

Item 1.

(a)	Name of Issuer Ayro, Inc. (the “Company”)
(b)	Address of Issuer’s Principal Executive Offices 1412 Broadway, Suite 2105, New York, NY 10018

Item 2 (a).	Name of Person Filing
Item 2 (b).	Address of Principal Business Office or, if none, Residence
Item 2 (c).

Citizenship

This Schedule 13G is being filed on behalf of (i) Iroquois Capital Management L.L.C., a Delaware limited liability company (“Iroquois”), (ii) Richard Abbe, an individual who is a citizen of the United States of America and (iii) Kimberly Page, an individual who is a citizen of the United States of America (“Mr. Abbe” and “Ms. Page,” together with Iroquois, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

The principal business office of all of the Reporting Persons is 125 Park Avenue, 25th Floor

New York, NY 10017.

Item 2 (d)	Title of Class of Securities Common Stock, par value $0.0001 per share
Item 2 (e)	CUSIP Number 054748108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The information as of the date of the event which requires filing of this statement required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. The percentage set forth in Row 11 of the cover page for each Reporting Person is based on 29,282,281 shares of Common Stock, which represents the number of issued and outstanding as of January 25, 2021, as represented in the Company’s Prospectus Supplement on Form 424(b)(5) filed with the Securities and Exchange Commission on January 26, 2021 and assumes the completion of the offering of 3,333,334 shares of Common Stock described therein, and further assumes the exercise of the Company’s reported warrants (the “Reported Warrants”) and conversion of the Company’s reported preferred stock (the “Reported Preferred Stock”), each subject to the Blockers (as defined below). The amounts reported do not include shares of Common Stock issuable upon the exercise of certain warrants to purchase Common Stock held by the Reporting Persons which are not exercisable within the next 60 days.

Pursuant to the terms of certain of the Reported Warrants and the certificate of designations containing the terms of the Reported Preferred Stock, the Reporting Persons cannot exercise certain of the Reported Warrants or convert the Reported Preferred Stock to the extent the Reporting Persons would beneficially own, after any such exercise or conversion, more than 9.99% of the outstanding shares of Common Stock (other than certain Reported Warrants which are subject to a 4.99% blocker) (collectively, the “Blockers”), and the percentage set forth in Row 11 of the cover page for each Reporting Person gives effect to the Blockers. Consequently, as of the date of the event which requires the filing of this statement, the Reporting Persons were not able to exercise all of the Reported Warrants which are subject to the 4.99% Blocker.

As of the date of the event which requires filing of this statement, Iroquois Master Fund Ltd. (“Iroquois Master Fund”) held 541,667 shares of Common Stock, Reported Warrants to purchase 564,498 shares of Common Stock (subject to the Blockers) and Reported Preferred Stock convertible into 1,868 shares of Common Stock (subject to the Blockers), and Iroquois Capital Investment Group LLC (“ICIG”) held 1,125,000 shares of Common Stock, Reported Warrants to purchase 723,578 shares of Common Stock (subject to the Blockers) and Reported Preferred Stock convertible into 963 shares of Common Stock (subject to the Blockers).

Mr. Abbe shares authority and responsibility for the investments made on behalf of Iroquois Master Fund with Ms. Kimberly Page, each of whom is a director of the Iroquois Master Fund. As such, Mr. Abbe and Ms. Page may each be deemed to be the beneficial owner of all shares of Common Stock held by and underlying the Reported Warrants and Reported Preferred Stock (each subject to the Blockers) held by, Iroquois Master Fund. Iroquois Capital is the investment advisor for Iroquois Master Fund and Mr. Abbe is the President of Iroquois Capital. Mr. Abbe has the sole authority and responsibility for the investments made on behalf of ICIG. As such, Mr. Abbe may be deemed to be the beneficial owner of all shares of Common Stock held by and underlying the Reported Warrants and Reported

Preferred Stock (each subject to the Blockers) held by, Iroquois Master Fund and ICIG. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person. Each of the Reporting Persons hereby disclaims any beneficial ownership of any such shares of Common Stock except to the extent of their pecuniary interest therein.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8. Identification and Classification of Members of the Group

See Exhibit 1.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 2, 2021

IROQUOIS CAPITAL MANAGEMENT L.L.C.

By:	/s/ Richard Abbe
Richard Abbe, President

/s/ Richard Abbe
Richard Abbe

/s/ Kimberly Page
Kimberly Page

EXHIBIT INDEX

Exhibit 1 Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 1

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Date: February 2, 2021

IROQUOIS CAPITAL MANAGEMENT L.L.C.

By:	/s/ Richard Abbe
Richard Abbe, President

/s/ Richard Abbe
Richard Abbe

/s/ Kimberly Page
Kimberly Page